Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 10, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Acquisition of securities of O2 Renewable Energy IX Private Limited

Ref: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is in furtherance to our letter dated July 15, 2023, informing about entering into a Security Subscription and Shareholders’ Agreement (“SSHA”) and acquisition of securities for consumption and supply of renewable energy, with TEQ Green Power XI Private Limited and O2 Power SG Pte Ltd, for investment in O2 Renewable Energy IX Private Limited (“SPV”).

In this regard, it is hereby informed that the Company has acquired 26% of the paid up equity share capital of the said SPV in the first tranche, in accordance with terms and conditions of the above said SSHA.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, and SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above acquisition is given in Annexure enclosed herewith.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl.: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

S. No.	Particulars	Details
1.	Name of the target entity, details in brief such as size, turnover etc.;

O2 Renewable Energy IX Private Limited (“SPV”), incorporated under the Companies Act, 2013.

The authorized capital of the SPV is Rs. 35,00,00,000 and the paid up capital is Rs. 1,64,53,650. The SPV is incorporated in FY2023 and the turnover of the SPV is nil as on March 31, 2023.

2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	Post-acquisition, the SPV is a related party of the Company in terms of the Companies Act, 2013 and rules made thereunder. Save and except as mentioned above, the promoter/ promoter group/ group companies are not interested in the SPV.
3.	Industry to which the entity being acquired belongs	Electric power generation using other non-conventional sources.
4.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	For accessing renewable power through solar and wind power plants through (Inter-State Transmission System) ISTS under captive structure.
5.	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable
6.	Indicative time period for completion of the acquisition	The Company will invest upto an amount not exceeding Rs. 24 Crores by way of investment through Equity and Compulsory Convertible Debentures. The percentage of investment in the SPV will be 26% of the paid up equity share capital of the SPV. The investment will be made in multiple tranches based on the business requirements of the SPV.
7.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

8.	Cost of acquisition and/or the price at which the shares are acquired

The Company has presently invested Rs. 42.78 lakhs, equivalent to 26% in the equity share capital of the SPV.

Further, the Company has also invested Rs. 72.84 lakhs in the Compulsorily Convertible Debentures..

9.	Percentage of shareholding/ control acquired and/ or number of shares acquired;	The percentage of shareholding in the SPV is 26% of the paid up equity share capital of the SPV.
10.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief);	The SPV was incorporated on September 20, 2022, with the object of carrying the business of generating, producing, accumulating, storing, improving, buying, selling, reselling, transmitting, distributing and supplying electrical power generated using solar energy and all other sources of renewable energy and developing infrastructure projects based on nonconventional renewable sources of energy in both grid–connected as well as off-grid mode (distributed generation) and/ or related assets or products or activities like Non-conventional Energy generation and transmission and to act as agent, representative, consultant, collaborator or otherwise to deal in electrical power.